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                              April 11, 2024

       Chirag J. Bhavsar
       Chief Executive Officer
       CNL Strategic Capital, LLC
       450 South Orange Avenue
       Orlando, FL 32801

                                                        Re: CNL Strategic
Capital, LLC
                                                            Registration
Statement on Form S-1
                                                            Correspondence
filed March 29, 2024
                                                            File No. 333-277103

       Dear Chirag J. Bhavsar:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 13, 2024 letter.

       Correspondence filed March 29, 2024

       Prospectus Summary
       Will there be a liquidity event for shareholders, page 13

   1. We note your response to prior comment 1. Please disclose the possibility that a liquidity event can occur shortly
after the offering. In that regard, please also add some clarifying language to indicate
that the liquidity event can occur at anytime, on or before November
                                                        1, 2027.
 Chirag J. Bhavsar
CNL Strategic Capital, LLC
April 11, 2024
Page 2

       Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameChirag J. Bhavsar                      Sincerely,
Comapany NameCNL Strategic Capital, LLC
                                                         Division of
Corporation Finance
April 11, 2024 Page 2                                    Office of Finance
FirstName LastName